KL ENERGY CORPORATION
1141 Rand Road, Suite A
Rapid City, SD 57702
(605) 718-0372

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 6, 2008 to the holders of record at the close of business October 1, 2008 of the shares of our common stock, in connection with the change of control and change in the majority of the Board of Directors of KL Energy Corporation, a Nevada corporation. The change of control and change in the majority of the Board of Directors was effected pursuant to an Agreement and Plan of Merger dated September 30, 2008 by and between KL Energy Corporation and KL Process Design Group, LLC.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

The transactions consummated by the Agreement and Plan of Merger are described in more detail in the Current Report on Form 8-K filed on October 6, 2008 with the Securities and Exchange Commission. Copies of the Agreement and Plan of Merger, the Articles of Merger and other transaction documents are attached as exhibits thereto.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On September 30, 2008, KL Energy Corporation (the “Company”) entered into an Agreement and Plan of Merger with KL Process Design Group, LLC (“KLPDG”), a South Dakota LLC, which provides for the merger of KLPDG with and into the Company, and accordingly, the Company and KLPDG filed the Articles of Merger with the State of Nevada effecting the merger. All of the outstanding membership interests of KLPDG were converted into an aggregate of 9,900,765 newly issued shares of common stock of the Company, which were issued to the former members of KLPDG.

As a result of the merger, KLPDG merged with and into the Company, with the Company as the surviving corporation. As a result of the merger, the Company succeeded to, acquired all of, the assets and liabilities of KLPDG, including all of the contractual rights and interests of KLPDG. For accounting purposes, the merger was treated as a reverse acquisition with KLPDG as the acquirer and the Company as the acquired party. As a result, the business and financial information included in this report is the business and financial information of KLPDG. The consummation of the transactions contemplated by the Agreement and Plan of Merger resulted in a change of control of the Company.

Upon the signing of the Agreement and Plan of Merger, Mr. Ahmad Galal, the existing sole member of the Board of Directors submitted his resignation, and Randy Kramer, David Litzen, Thomas Schueller, Alan Rae, and Alain Vignon were elected to the Board of Directors, effective immediately. Mr. Galal’s resignation will become effective on the 10th day following the mailing of this Information Statement to the stockholders of the Company.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of October 1, 2008 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group. As of October 1, 2008, we had a total of 15,584,515 shares of common stock outstanding.

We believe, based on the information furnished to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 1, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of Common	Percent of Common
	Stock Beneficially	Stock Beneficially
Name	Owned (1)	Owned (1)
Executive Officers and Directors:
Randy Kramer	4,356,337	28%
David Litzen	4,356,336	28%
Dennis Harstad	594,046	3.8%
Steve Corcoran	594,046	3.8%
Thomas Schueller	-	*
Alan Rae	-	*
Alain Vignon	-	*
All Directors and Executive Officers as a group (7 persons)	9,900,765	63.6%
5% Beneficial Owners:
Niton Capital	1,162,500	7.5%
The Green Fund	1,125,000	7.2%

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Agreement and Plan of Merger, Mr. Ahmad Galal, the existing sole member of the Board of Directors submitted his resignation, and Randy Kramer, David Litzen, Thomas Schueller, Alan Rae, and Alain Vignon were elected to the Board of Directors, effective immediately. Mr. Galal’s resignation will become effective on the 10th day following the mailing of this Information Statement to the stockholders of the Company.

To the best of the Company’s knowledge, other than described elsewhere in this Information Statement, no incoming director is currently a director of the Company, holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Agreement and Plan of Merger, the Board of Directors consisted of one sole director Ahmad Galal. Mr. Galal has submitted a letter of resignation that will become effective on the 10th day following the mailing of this Information Statement to the Company’s stockholders, and Randy Kramer, David Litzen, Thomas Schueller, Alan Rae, and Alain Vignon were appointed the Board of Directors of the Company, effective on the consummation of the merger. At the same time, the Board of Directors also appointed the new executive officers as listed below.

The following table sets forth information concerning our current executive officers and directors as of October 1, 2008:

Name	Age	Position
Randy Kramer	49	President, CEO, CFO, and Chairman of the Board
David Litzen	49	Vice President of Engineering and Chief Technical Officer, and Director
Dennis Harstad	49	Vice President of Plant Operations
Steve Corcoran	50	Vice President of Corporate Operations
Thomas Schueller	55	Director
Alan Rae	50	Director
Alain Vignon	39	Director

Randy Kramer – President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Mr. Kramer, building from the technical expertise of his co-founder, Dave Litzen, has utilized his team’s relationships and experience to create a pathway from basic research to end consumers. The company’s successes have been achieved through the knowledge and experience of the business units assembled by Mr. Kramer in managing and designing multiple corn to ethanol plants, major retro-fits of existing plants with KL Capacity, millions of gallons sold to new consumers each month through KL Energy and the US’s first and only production-scale cellulosic ethanol plant utilizing soft wood. Under Mr. Kramer’s leadership, the KL teams directly impacted over 425 MGY of renewable fuel production. Mr. Kramer has 22 years of service in executive positions with operating budgets in excess of $90 million.

David Litzen – Vice President of Engineering, Chief Technical Officer, and Director. Under Mr. Litzen’s direction, the company has developed and implemented new energy saving technologies for the ethanol industry, creating the most efficient corn to ethanol plant in the country. For years the petrochemical industry has generated new efficiencies in aging plants. It is his belief that the renewable fuel industry can benefit from similar process designs. By joining with co-founder Mr. Kramer, Mr. Litzen has been able to advance his designs with a professional team of engineers. The pinnacle of Mr. Litzen’s engineering designs has been the creation of the world’s first operating cellulose plant utilizing wood waste. Mr. Litzen’s modular design applies proven technology in new applications and allows for cost effective conversion of biomass to ethanol. Mr. Litzen brings years of experience as a senior engineer with executive experience in the ethanol and petro-chemical industry. He has over 20 years experience in the petro-chemical industry, including 15 years as a Shell Oil senior process engineer. He has extensive background and experience in process simulation, plant process design, and process de-bottlenecking. Mr. Litzen is a registered Professional Engineer and holds a degree in chemical engineering.

Dennis Harstad – Vice President of Plant Operations. Mr. Harstad is one of the top fermentation experts in the industry and is well known for his process analysis and troubleshooting approach. He is responsible for multiple operating plants and plant expansions equaling over 220 MGY of ethanol. Mr. Harstad has proven his abilities by operating the US’s only commercial-scale cellulosic ethanol plant utilizing the latest technologies and applying continual change management. Mr. Harstad received a Bachelor of Science Degree from South Dakota State University and an Associates Degree in Renewable Fuels Technology from Minnesota West Community College. He has over 27 years experience in agricultural and renewable energy business.

Steve Corcoran – Vice President of Corporate Operations.  Mr. Corcoran’s principle areas of experience are project management, logistics, business development, training management, safety compliance and continuous process improvement. He developed feasibility studies and business plans for several ethanol projects. Mr. Corcoran has served as an ethanol plant General Manager and as on-site Project Manager, exercising project authority for planning, organizing, scheduling, due diligence and training. Prior to joining the company, he served as a Program Manager providing research and analysis to assess interagency contributions to homeland security for the US Government and as Senior Analyst in support of the Iraqi Armed Forces Reconstruction Support Program. Mr. Corcoran served 20 years in the U.S. Army in a variety of executive positions and was responsible for operating budgets in excess of $50 million. He holds a Masters Degree in Business from Central Michigan University.

Thomas Schueller – Director. Mr. Schueller has extensive business experience, including 10 years as a CPA with a Big Eight accounting firm. Mr. Schueller was a financial officer of an American Stock Exchange company, and developed and owned several businesses in Europe and the USA. He was also the national President of a multi-billion $ corporation in Europe, and has 17 years of ownership of real estate development and financial companies in the United States. Mr. Schueller received his MBA in Finance from Michigan State University.

Alan Rae - Director. Mr. Rae has over twenty-five years of diverse commercial experience in the automotive, financial and service industries as a consultant, business owner, and manager. As a founder and CEO of O2Diesel Corp. (OTCBB-OTOD), Mr. Rae has been responsible for establishing O2Diesel’s position as the global leader in the development and commercialization of ethanol/diesel fuel technologies. Mr. Rae studied Mechanical Engineering in Glasgow, Scotland.

Alain Vignon – Director. Mr. Vignon is a managing partner of Fair Energy, a company active in the oil and biofuel industry, where he is in charge of all investments and acquisitions of the group. Prior to joining the group in 2007, Mr. Vignon headed the Corporate Finance division at LCF Rothschild in Geneva. He advised several large companies (private or public) and private equity firms in sectors such infrastructure, energy, industrial and telecommunication mainly in Europe and Africa. His mission was to advise on and structure complex financial transactions, from LBOs, hostile take-over; project financing to fundraising exercise (both debt and equity). The average transaction ranged from US$400 million to US$2 billion and together with his team, won two Deal of the Year awards within 5 years, one transaction in Telecommunication and the other in Infrastructure. Before joining LCF Rothschild, Mr. Vignon worked at JPMorgan and UBS Warburg in the Investment Banking division, in London and Zurich, in structured and acquisition finance.

There are no family relationships among any of our directors, executive officers or key employees.

LEGAL PROCEEDINGS

The Company is named in a personal injury claim wherein an individual working for a subcontractor was injured while working on the construction of a grain based ethanol plant. The Company was hired by the construction manager for the plant construction. The individual claims that an employee of the KL Company gave him direction to open the boiler when it was not yet cooled and as a result he suffered second and third degree burns. The employer of this individual is seeking to subrogate its workers compensation claim. At this time, the Company and its legal counsel are unable to predict the outcome of the case. The Company and its legal counsel do not believe that the Company will be found negligent in this case; however, if it is found negligent, it is unlikely that the Company’s workers’ compensation insurance would cover the claim. The amount of liability, if any, is not determinable.

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes resolution of such litigation will not have a material adverse effect on the Company.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Agreement and Plan of Merger and as described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2006 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

On September 30, 2008, KL Energy Corporation entered into an Agreement and Plan of Merger with KL Process Design Group, LLC (“KLPDG”), a South Dakota LLC, which provides for the merger of KLPDG with and into the Company. All of the outstanding membership interests of KLPDG were converted into an aggregate of 9,900,765 newly issued shares of common stock of the Company, which were issued to the former members of KLPDG. Randy Kramer, David Litzen, Dennis Harstad, and Steve Corcoran were the four former members of KLPDG.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Our audit committee consists of Thomas Schueller (Chairman), the "audit committee financial expert", as that term is defined in the rules of the Securities and Exchange Commission, Randy Kramer, and Alan Rae.

Our nominating committee consists of Alan Rae (Chairman), David Litzen, and Thomas Schueller.

Our compensation committee consists of Randy Kramer, Thomas Schueller, and Alain Vignon.

Meetings may be held from time to time to consider matters for which approval of our Board of Directors is desirable or is required by law.

EXECUTIVE COMPENSATION

The following table sets forth certain annual and long-term compensation paid to our Chief Executive Officer and our executive officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
	Fiscal	Salary	Bonus*	Compensation	Award(s)	Options	Compensation
Name & Principal Position	Year	($)	($)	($)	($)	(#)	($)
Randy Kramer, President, CEO, CFO	2008	180,000	-	-	-	-	-
David Litzen, Vice President of Engineering and Chief Technical Officer	2008	175,000	-	-	-	-	-
Dennis Harstad, Vice President of Plant Operations	2008	160,000	-	-	-	-	-
Steve Corcoran, Vice President of Corporate Operations	2008	160,000	-	-	-	-	-

* Bonuses are completely at the discretion of the Board of Directors.

Stock-Based Awards under the Equity Incentive Plan.

Historically, the Company has not granted equity awards as a component of compensation, and the Company presently does not have an equity-based incentive program. In the future, the Company will likely adopt and establish an equity incentive plan pursuant to which equity awards may be granted to eligible employees, including each of the Company’s named executive officers, if the Company’s board of directors determines that it is in the best interest of the Company and the Company’s stockholders to do so.

Retirement Benefits

Currently, the Company does not provide any company sponsored retirement benefits to any employee, including the named executive officers.

Compensation of Directors

We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings.

Employment Contracts

As a result of the merger, the Company succeeded to the employment agreements KL Process Design Group had with the Company’s new executive officers. Each Executive Employment Agreement sets forth the terms of employment with the following executives for the annual base salaries indicated, respectively:

1. Randy Kramer – President, Executive Officer, and Chief Financial Officer ($180,000);

2. David B. Litzen - Vice-President, Engineering and Chief Technical Officer ($175,000);

3. Dennis Harstad - Vice-President, Plant Operations ($160,000); and

4. Stephen M. Corcoran - Vice-President, Corporate Operations and Chief Operations Officer ($160,000).

Each of Mr. Kramer, Mr. Litzen, Mr. Harstad and Mr. Corcoran has an employment term of ten years, beginning January 1, 2008, unless terminated by them or the Company pursuant to the terms of the Employment Agreements. The executives are each eligible to receive, in addition to their annual base salaries, a cash bonus each calendar year of 100% of their respective base salaries, payable at the sole discretion of the Board of Directors. Each of the Executives is also entitled to full reimbursement for medical and dental insurance premiums, and for four weeks of paid vacation each calendar year. If any of the executive's employment terms are terminated without cause by the Company, the executive so terminated is entitled to continue to receive his base salary for fifteen additional months, as well as any prorated portion of any bonus he would otherwise have been entitled to, if he signs a general release in favor of the Company. Each executive is bound to a 15-month non-compete period at the conclusion of the employment term.

VOTING SECURITIES

Our authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. On October 1, 2008, there were 15,584,515 shares of our common stock issued and outstanding.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3 and 4 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2008, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.